EXHIBIT 12(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Quarter		Six months
	ended June 30,		ended June 30,
(in millions)	2009	2008	2009	2008

Earnings including interest on deposits (1):
Income before income tax expense	$4,724	$2,603	$9,365	$5,696
Less: Net income from noncontrolling interests	77	16	121	36

Income before income tax expense and noncontrolling interests	4,647	2,587	9,244	5,660
Fixed charges	2,665	2,330	5,732	5,478

	$7,312	$4,917	$14,976	$11,138

Preferred dividend requirement	$597	$—	$1,258	$—
Tax factor (based on effective tax rate)	1.47	1.48	1.49	1.51

Preferred dividends (2)	$878	$—	$1,874	$—

Fixed charges (1):
Interest expense	2,537	2,269	5,474	5,358
Estimated interest component of net rental expense	128	61	258	120

	2,665	2,330	5,732	5,478

Fixed charges and preferred dividends	$3,543	$2,330	$7,606	$5,478

Ratio of earnings to fixed charges and preferred dividends (3)	2.06	2.11	1.97	2.03

Earnings excluding interest on deposits:
Income before income tax expense and noncontrolling interests	$4,647	$2,587	$9,244	$5,660
Fixed charges	1,708	1,267	3,776	2,821

	$6,355	$3,854	$13,020	$8,481

Preferred dividends (2)	$878	$—	$1,874	$—

Fixed charges:
Interest expense	2,537	2,269	5,474	5,358
Less: Interest on deposits	957	1,063	1,956	2,657
Estimated interest component of net rental expense	128	61	258	120

	1,708	1,267	3,776	2,821

Fixed charges and preferred dividends	$2,586	$1,267	$5,650	$2,821

Ratio of earnings to fixed charges and preferred dividends (3)	2.46	3.04	2.30	3.01

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	The preferred dividends, including accretion, were increased to amounts representing the pretax earnings that would be required to cover such dividend and accretion requirements.

(3)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.